Mail Stop 4561

March 21, 2007

Mr. Delmar Janovec
Chief Executive Officer and Principal Financial Officer
AmeriResource Technologies, Inc.
3440 E. Russell Road
Suite 217
Las Vegas, NV     89120

>       **Re:     AmeriResource Technologies, Inc.**
>               **Form 10-KSB for the year ended December 31, 2004**
>               **Filed April 15, 2005**
>               **Form 10-KSB for the year ended December 31, 2005**
>               **Filed April 18, 2006**
>               **Form 10-QSB for the quarter ended June 30, 2006**
>               **Filed August 21, 2006**
>               **File No. 000-20033**

Dear Mr. Janovec:

        We have reviewed your response letter dated February 28, 2007 and have the following additional comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Consolidated Statement of Cash Flows, page F-7

1.      We note your response to comment 3 and await the filing of your amendments
        including your revised cash flow statements for fiscal years 2005 and 2004.

Note 1 – Summary of Significant Accounting Policies

Nature of Business and Business Combinations, page F-8

2.      We have read and reviewed your response to comment 4.  Please confirm to us
        that you recorded impairment or an expense for the difference between the
        original investment ($209,000) and the write down to $71,500 in early 2005.  If
        so, tell us where this was recorded in the income statement and the cash flow
        statement.  We may have further comment.

3.      We note your response to comment 5; however, it is still unclear to us how you
        determined that it was appropriate to account for your investment in RoboServer
        Systems Corp. as a marketable security available for sale in 2004.  Since you
        owned less than 50% but more than 20% of RoboServer in 2004, it appears that
        should have accounted for your investment using the equity method of
        accounting.  Paragraph 17 of APB 18 states that the equity method of accounting
        for an investment in common stock should be followed by an investor whose
        investment in voting stock gives it the ability to exercise significant influence
        over operating and financial policies of an investee even though the investor holds
        50% or less of the voting stock.  Ability to exercise that influence may be
        indicated in several ways, such as representation on the board of directors,
        participation in policy making processes, material intercompany transactions,
        interchange of managerial personnel, or technological dependency.  Please
        provide us with an analysis of these indications of significant influence regarding
        your investment in RoboServer Systems Corp. in 2004.  Unless you are able to
        provide evidence that strongly supports that you did not have significant
        influence, it should be presumed and your filings should be revised to account for
        this investment using the equity method.  Please explain or revise your filing.

4.      We note your response to comment 5 regarding consolidation of RoboServer in
        2005; however, it is unclear to us what changed between 2004 and 2005 that led
        you to believe that consolidation was appropriate.  Was a new agreement entered
        into that amended the rights of the investors in RoboServer?  Although the
        president of your company is also the president of RoboServer and that president
        is the majority owner of both your company and RoboServer, this does not cause
        your company to control RoboServer.  You are still the minority investor based on
        voting rights and unless you have entered into an agreement that gives your

company special rights, it does not appear appropriate for you to consolidate RoboServer.  Please provide us with an analysis of RoboServer based on EITF 96-16.

5.      Furthermore, on page 4 of your 10-QSB for the quarter ended June 30, 2006 you disclose that as of August 1, 2006 you owned 47.15% of RoboServer's common stock and that upon conversion of the SuperVoting Preferred stock you would have 76.2% of the control.  However, you disclosed to us previously that the SuperVoting Preferred stock was paid as compensation to the president and it is no longer owned by your company.  Please clarify.

Form 10-KSB for the year ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies

Nature of Business and Business Combinations, page F-9

6.      We note your response to comment 9; however, based on your disclosures on pages 4 and 5 of your 10-QSB for the quarter ended September 30, 2006, it appears that Auction Wagon, Inc. was not a shell company that had no revenues, assets, or operations since at the time of acquisition AWI already had 25 affiliate locations.  Therefore, we are reissuing our previous comment.  Please tell us why you did not provide pro forma financial statements and audited financial statements in accordance with Item 310(c) of Regulation S-B for AWI.

Revenue Recognition, page F-11

7.      Please tell us how much of the revenue earned in 2005 relates to RoboServer, your specific revenue recognition policy for this revenue, and how it was earned.  Please specifically address the partnering arrangements that you have entered into with St. Clair Interactive Systems and Renaissance (as disclosed in your 2006 10-QSBs).  Furthermore, we note that you installed 2 pilot RoboServer self-serve units in two different fast-food franchises (one in fall of 2005 and the other in the spring of 2006); please provide us with more details regarding these arrangements including the following:
*   Did you record any revenue related to the installation of the self-serve units?
*   Did you sell the units to the customers or is the equipment/software leased/licensed from your company?
*   Does your company provide an on-going service to these customers?

Intangible Assets

8.      We note your response to comment 12; however, you did not fully respond to our comment.  Thus, we are reissuing the following part of our previous comment.  Please tell us and include in your future disclosure, including any amendments, your policy for impairment testing of these software costs.  Furthermore, please tell us and include in your future disclosure, including any amendments, your accounting policy for recording software development costs.  Specifically cite the accounting guidance that you follow.

9.      Furthermore per your statements of income and cash flows, we do not note that you have begun amortization of any of these software costs.  Please additionally tell us and include in your future disclosures your amortization policy regarding these software costs.

10-QSB for the quarter ended June 30, 2006

Statement of Cash Flows, page F-4

10.     We note your response to comment 14; however your accounting policy does not appear to be in accordance with SFAS 86.  Product enhancements are included within the scope of SFAS 86 which states that costs should not be capitalized until the enhancement itself reaches technological feasibility.  Please tell us if technological feasibility of the product enhancements had been reached for all costs capitalized for software product enhancements.  Please additionally update your accounting policy disclosure in future filings.

Item 2 – Management's Discussion and Analysis of Financial Conditions and Results of Operations

General, page 4

11.     We note your response to comment 15.  You stated that Net2Auction, Inc. acquired 50.2% of the voting common stock and 12,000,000 shares of Series A Preferred stock from the largest shareholder of Kootenai Cop. for $171,000 in 2006.  You also disclose on page 4 of your filing that Net2Auction, Inc. owned approximately 70% of BizAuctions Inc. common stock as of August 1, 2006.  Please reconcile the difference between these two statements for us.  Also tell us if the Series A Preferred stock that Net2Auction, Inc. owns has voting rights and if the 70% figure that you disclosed in your filing includes the preferred stock ownership.

12.     Furthermore, since you do not wholly own Net2Auction, Inc. which owns BizAuctions, Inc., it appears that your company does not own more than 50% of BizAuctions, Inc.  In this regard, please tell us how you determined that it was appropriate to consolidate BizAuctions, Inc. into your financial statements (as disclosed on page 3 of your 10-QSB for the quarter ended September 30, 2006).  Cite the applicable accounting literature in your response.


                                        * * * *


        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

  You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.


       Sincerely,


       Daniel Gordon
       Branch Chief